PEARLMAN SCHNEIDER LLP

Attorneys-at-Law

2200 Corporate Boulevard, N.W., Suite 210

Boca Raton, Florida 33431-7307

Telephone
James M. Schneider, Esq.	(561) 362-9595
Charles B. Pearlman, Esq.	Facsimile
Brian A. Pearlman, Esq.	(561) 362-9612

February 12, 2014

“CORRESP’

Via EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Armco Metals Holdings, Inc. (the “Company”) Amendment No. 1 to Registration Statement on Form S-1 Filed January 29, 2014 File No. 333-193103

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated February 12, 2014. Below are the Company’s responses. Contemporaneously, the Company has filed Amendment No. 2 to the above-captioned registration statement.

General

1.	We note your response to our prior comment 1. Please reconcile your response with the dsiclosure in the third risk factor on page 13.

RESPONSE:     As the Company is not subject to the penny stock rules, the referenced risk factor has been removed from Amendment No. 2 in accordance with our oral discussion with Mr. Field.

We trust the foregoing sufficiently responds to the staff’s comments.

Sincerely,

/s/ James M. Schneider

James M. Schneider

Cc:     Mr. Kexuan Yao